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                                                                         Release
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For Immediate Release

     ANALYST CONTACT:                        MEDIA CONTACT:
     MARC EVANGER                            ROSANNE MARKS OR KERRY STURGILL
     VICE PRESIDENT AND CFO                  MWW/SAVITT
     (206) 462-2177                          (206) 689-8505
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          QUALITY FOOD CENTERS (QFC) AND HUGHES FAMILY MARKETS TO MERGE
     GROWING PACIFIC NORTHWEST SUPERMARKET CHAIN AGREES TO ACQUIRE MAJOR FOOD RETAILER IN SOUTHERN CALIFORNIA

BELLEVUE, WASHINGTON -- November 20, 1996 -- Quality Food Centers, Inc. (NASDAQ:QFCI) and Hughes Family Markets, an independently owned supermarket chain of 56 stores in southern California, announced today that they have signed a definitive merger agreement under which QFC will acquire Hughes for $360 million cash. Both Hughes, and QFC's existing operations in Washington, will operate as separate business units under a holding company. The transaction is expected to be completed in early 1997, and is subject to certain conditions, including regulatory approval.

In announcing the agreement, QFC chairman Stuart M. Sloan said, "This merger is an important part of our plan to expand into attractive new markets through compatible, high-quality operators." Christopher A. Sinclair, president and chief executive officer of the holding company said, "The merger of these two companies provides us with a great opportunity to design and build a well-positioned, multi-regional business -- one that utilizes the best of both companies to achieve distinction in product offerings and customer service, and improve operating practices, systems and buying at each company. I look forward to working with Roger Hughes, Fred McLaren and the entire Hughes team to build on the momentum of two outstanding operations."

Hughes management and store employees will remain in place. Fred McLaren will continue as president and chief operating officer of Hughes. Roger Hughes will remain as chief executive officer and will become a director of QFC. "We have known the QFC team for a number of years. This is a great match of visions and cultures," said Roger Hughes. "Our employees are the key to our success. The service they provide to our customers is what has made Hughes a preferred place to shop," he added.

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"The strength of Hughes' employee and customer loyalty was one of the most attractive qualities of Hughes," said Sinclair. "It's an outstanding combination of two vital companies. Together, we have a lot to offer," added Fred McLaren.

Hughes is a leading retail grocery chain in the southern California marketplace with annual revenues of approximately $1 billion. It is known for its high-quality perishables and strength in customer service. In 1993, Hughes built a 700,000 square-foot, state-of-the-art distribution center in Irwindale. Hughes also co-owns Santee Dairies, Inc., the largest dairy plant in California, with the Stater Bros. supermarket chain.

Last week, QFC announced it had signed a letter of intent with Keith Uddenberg, Inc. to acquire 25 stores in the western and southern Puget Sound region of Washington. "We're pleased to be moving ahead on two key opportunities that are a good fit for us. Each enhances our company in a unique way," said Sinclair. Upon completion of the Hughes and Uddenberg mergers, the combined companies will have annual revenues of more than $2 billion, and both acquisitions are expected to be accretive to QFC's future earnings per share. QFC plans to finance the acquisitions through a combination of debt and equity.

QFC is the second largest supermarket chain in the Puget Sound region. The company has served the Seattle area for more than 41 years and today, excluding the Uddenberg stores, operates 64 stores and employs more than 4,400 people. QFC's top priority is satisfying the needs of its customers by providing superior service, high-quality perishables and competitive prices at convenient store locations.

Hughes is a privately held company that operates 56 supermarkets averaging 35,000 square feet in the counties of Los Angeles, Orange, Riverside, San Bernardino, and Ventura. Hughes was founded in 1952 by Joseph Hughes. Its headquarters are currently in the city of Irwindale. Hughes employs more than 5,000 people. Hughes' priority is to satisfy its customers' needs by being a consistent provider of a large variety of competitively priced, high-quality products, provided in updated, well-maintained supermarkets by a staff focused on a high level of customer service.

Quality Food Centers, Inc. press releases are available at no charge through PR Newswire's Company News On-Call fax service and on PR Newswire's Web site. For a menu of QFC's press releases or to retrieve a specific release, call 800-758-5804, extension 134257, or use the Internet at http://www.prnewswire.com/cgi-bin/liststory?134257^1